UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2023
Commission File Number: 001-38281
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ERYTECH Pharma S.A.
(Translation of registrant’s name into English)
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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Transfer to Nasdaq Capital Market
On April 12, 2023, the Company received approval from the Nasdaq Stock Market LLC to transfer the listing of its American Depositary Shares representing ordinary shares of the Company (“ADSs”) from The Nasdaq Global Select Market to The Nasdaq Capital Market. The transfer became effective at the opening of business on April 14, 2023.
In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company an additional 180-day period (or until October 2, 2023) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.
On April 17, 2023, the Company issued a press release regarding the transfer of its ADS from The Nasdaq Global Select Market to The Nasdaq Capital Market .The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated April 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	April 18, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer